February 12, 2016

To:

Alberta Securities Commission

British Columbia Securities

Financial and Consumer Affairs

    Authority, Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services

    Commission (New Brunswick)

Securities NL, Financial Services

    Regulation Division

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Nunavut

Superintendent of Securities, Yukon

cc:	Toronto Stock Exchange (via SEDAR) New York Stock Exchange, Inc. (via egovdirect.com) The Canadian Depository for Securities Ltd. (via Transfer Agent)

Re:	Encana Corporation Notice of Annual Meeting of Shareholders and Notice of Record Date

We advise the following with respect to the upcoming Annual Meeting of Shareholders of Encana Corporation:

1.	Meeting Type	Annual

2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares

3.	CUSIP Number	292505 104

4.	ISIN Number	CA292505 104 7

5.	Record Date for Notice & Voting	March 14, 2016

6.	Beneficial Ownership Determination Date	March 14, 2016

7.	Meeting Date	May 3, 2016

8.	Meeting Location	Calgary, Alberta

Per:	“Joanne L. Alexander”
Joanne L. Alexander, Corporate Secretary

Encana Corporation Suite 4400, 500 Centre Street SE PO Box 2850 Calgary, Alberta Canada T2P 2S5 t 403.645.2000 f 403.645.3400 www.encana.com